Exhibit 12.1

Ratio of Earnings to Fixed Charges

Great Lakes Dredge & Dock Corporation

(dollars in thousands)

		Year ended December 31,				Six Months Ended June 30,
	2010	2011	2012	2013	2014	2014	2015
Pretax income (loss) from continuing operations (1)	$57,138	$26,679	$11,590	$29,109	$6,293	$5,349	$(5,525)
Fixed charges	21,046	28,795	27,594	28,556	27,766	13,928	14,518
Capitalized Interest	(34)	—	—	(522)	(1,401)	(579)	(1,345)
Distributed income of equity investees	—	—	—	—	—	—	—

	$78,150	$55,474	$39,184	$57,143	$32,658	$18,698	$7,648

Fixed charges:
Interest expense and amortized deferred financing costs	$13,559	$21,374	$20,920	$21,941	$19,967	$10,028	$11,197
Estimated interest expense in operating leases	7,487	7,421	6,674	6,615	7,799	3,900	3,321
Preference security dividend requirements	—	—	—	—	—	—	—

Total fixed charges	$21,046	$28,795	$27,594	$28,556	$27,766	$13,928	$14,518

Ratio of earnings to fixed charges (2)	3.7	1.9	1.4	2.0	1.2	1.3	0.5

(1)	Before adjustment for noncontrolling interests in consolidated subsidiaries and income (loss) from equity investees.
(2)	The Company had deficiencies of earnings to fixed charges of approximately $6,870 for the six months ended June 30, 2015.